

June 10, 2015

Via E-mail
Mr. Shawn K. Poe, Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston County, Suite 400
Cary, NC 27513

      Re: **Ply Gem Holdings, Inc.**
           Form 10-K for the year ended December 31, 2014
           Filed March 13, 2015
           Form 10-Q for the quarter ended April 4, 2015
           Filed May 7, 2015
           File No. 1-35930

Dear Mr. Poe:

We have reviewed your filing and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended April 4, 2015

Consolidated Financial Statements

10. Income Taxes, page 26

1.   We note the expense you recognized during the period ended April 4, 2015 related to a liability pursuant to your Tax Receivable Agreement. We also note your disclosure that the increase in the liability "is primarily due to the estimated timing of taxable income and reversals of deferred tax assets and liabilities." Please provide us a more comprehensive explanation of the specific facts and circumstances that resulted in this expense being recognized in the current interim period, including how the amount was determined. Please also explain to us why there was no tax benefit related to the increase in this liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3609 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief